SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: December 1, 2004

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                         .)

Enclosed:

     Press Release
     Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: December 1, 2004	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

December 1, 2004

IVANHOE MINES RECEIVES A THIRD EARLY REPAYMENT OF US$12.5 MILLION
FROM MONGOLIAN GOVERNMENT

ULAANBAATAR, MONGOLIA — Ivanhoe Mines’ Chairman Robert Friedland announced today that Ivanhoe has received a third early US$12.5 million tranche from the Government of Mongolia in an additional partial repayment of the US$50 million treasury bill purchased by the company last December. The final tranche of US$12.5 million is expected to be paid by the Government by December 31, 2004, along with any remaining interest payments.

Ivanhoe has now received US$37.5 million, plus interest of approximately US$1.3 million. The government securities were issued on December 31, 2003, and consist of a one-year treasury bill denominated in U.S. dollars, bearing interest at 3% per year.

Ivanhoe has a 100% interest in the Oyu Tolgoi copper and gold project in Mongolia and owns or controls exploration rights covering approximately 118,000 square kilometres in central and southern Mongolia, where additional copper and gold discoveries have been made. Ivanhoe also is exploring for copper and gold deposits in China and Australia. Ivanhoe produces LME Grade A copper from its Monywa joint venture in Myanmar and iron ore products from ABM Mining’s Savage River mine in Australia.

Ivanhoe shares are listed on the Toronto and Australian stock exchanges under the symbol IVN. The shares also are listed on NASDAQ under the symbol HUGO.

Information contacts in North America
     Investors: Bill Trenaman +1.604.688.5755
     Media: Bob Williamson +1.604.688.5755

Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements the expected receipt of the final US$12.5 million, and other statements that are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian, US and Australian securities regulators.

December 1, 2004

IVANHOE MINES TO LEVERAGE LAND HOLDINGS
AND INFRASTRUCTURE IN SOUTHERN MONGOLIA
TO DEVELOP LARGE-SCALE PERMIAN COAL BASINS

DISCUSSIONS UNDERWAY FOR DEVELOPMENT OF WORLD-CLASS
TAVAN TOLGOI COAL DEPOSIT IN SOUTH GOBI REGION

ULAANBAATAR, MONGOLIA — Ivanhoe Mines Chairman Robert Friedland and President John Macken announced today that Ivanhoe Mines is taking steps to develop extensive metallurgical and thermal coal deposits in the South Gobi region of Mongolia.

Ivanhoe, assisted by internationally recognized coal consultant Norwest Corporation, of Salt Lake City, Utah, and a team of prominent Mongolian coal experts, has just completed a year-long, comprehensive evaluation of the coal-bearing basins identified on portions of Ivanhoe’s 118,000-square-kilometre land holdings along a 400-kilometre-wide swath of southern Mongolia, near the border with China.

In a series of coal-related developments, Mr. Friedland and Mr. Macken reported that:

•	Work to date has delineated three major coal-bearing basins — each well over 100 kilometres long — located almost entirely on lands controlled by Ivanhoe in the southwestern Gobi region. Mr. Friedland said that Ivanhoe set out to stake as much of the South Gobi as possible following its copper-gold discovery at Oyu Tolgoi in 2001. “Early this year our coal experts determined that the coal-bearing stratigraphy in the South Gobi is of approximately the same Permian geologic age, scale and quality as the Bowen and Sydney basins in Australia — which are some of the most extensive in the world.”

•	In the most southerly basin, which is within 40 kilometres of the Chinese border, an outcropping seam with a true thickness of approximately 60 metres is being mined at Nariin Sukhait on a small, independent licence that is completely surrounded by Ivanhoe’s land holdings. This seam, under limited development by an independent Mongolian-Chinese joint venture for its metallurgical coal, has been traced onto Ivanhoe’s licences in both strike directions and intermittently for a total of 120 kilometres. The full extent of the seam’s down-dip depth remains to be determined. Ivanhoe’s mapping, surface sampling and drilling have established that the major part of this very significant coal basin is on Ivanhoe’s licences. This discovery will be described in more detail in a forthcoming news release.

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•	In addition to developing its own coal deposits, Ivanhoe and its adviser, Citibank, are in broad-ranging discussions with various parties about the future of the world-scale Tavan Tolgoi coal deposit, which is 140 kilometres northwest of Oyu Tolgoi and adjacent to licensed ground held by Ivanhoe. Ivanhoe is exploring the potential for the joint development of the Tavan Tolgoi coal deposit in conjunction with Ivanhoe’s Oyu Tolgoi copper-gold deposit and is among a number of companies advancing proposals for a direct role in the future operation of Tavan Tolgoi. Ivanhoe believes that concerted development of the two projects would produce a number of shared benefits, including road, railway, power, water and border access to Chinese markets. Ivanhoe has held bi-lateral discussions with Energy Resources, Tavan Tolgoi’s licence-holder, and with the Mongolian Government, and has held multi-party discussions with various Asia-based parties and potential international partners.

•	Tavan Tolgoi has the potential to supply thermal coal to generate electricity for Ivanhoe’s Oyu Tolgoi project and also to develop into a major supplier of metallurgical coal to steel mills in China. The Tavan Tolgoi coal deposit has been estimated by the Mineral Resources Authority of Mongolia (MRAM), to contain an estimated five billion tonnes of metallurgical and thermal coal in a sub-basin measuring approximately 10 kilometres by 10 kilometres. The coal estimate is based on reports published by MRAM and is not compliant with NI-43101 Standards of Disclosure for Mineral Projects. Ivanhoe has not independently defined a mineral resource.

“When the late Hugo Dummett first explored Oyu Tolgoi and Tavan Tolgoi for BHP Minerals in the late 1990s, he recognized the synergistic potential of these two world-class mineral systems,” Mr. Friedland said. “The industrial development of the South Gobi coal, copper and gold resources will be a centrepiece of the expanding Mongolian economy.”

Mr. Friedland noted that China today is the world’s largest consumer of metallurgical and thermal coal. China’s national steel production, already the largest in the world, is expected to reach 260 million tons in 2004, up 17% from last year.

“Double-digit growth rates in the country’s steel output are predicted for most of the next decade,” Mr. Friedland said. “Energy consumption in China also is growing at double-digit rates and there is a race to keep up with demand for electrical power.

“Ivanhoe has developed a Mongolian and international team of experts and managers with decades of experience in the metallurgical and thermal coal business. Our team has a vision of Mongolia as a major power exporter and as a potential base for value-added manufacturing for the supply of goods to China.”

Charles Forster, P.Geo., Ivanhoe Mines’ Turquoise Hill Manager, a qualified person as defined by National Instrument 43-101, supervised the preparation of the information in this release.

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Ivanhoe has a 100% interest in the Oyu Tolgoi gold and copper project in Mongolia and owns or controls exploration rights covering approximately 118,000 square kilometres in central and southern Mongolia, where additional copper and gold discoveries have been made. Ivanhoe produces LME grade A copper from its Monywa joint venture in Myanmar and iron ore products from ABM Mining’s Savage River mine in Australia.

Ivanhoe shares are listed on the NASDAQ market under the symbol HUGO and on the Toronto and Australian stock exchanges under the symbol IVN.

Information contacts in North America
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755

Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning Ivanhoe’s discussions with respect to potential development of the Tavan Tolgoi coal deposit and the other statements that are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian, US and Australian securities regulators.